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SEC FILE NUMBER
8-66997

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Partnercap Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

43 Station Loop
(No. and Street)

Bluffton	SC	29910
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Van	615-312-4120	jvan@partnercap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

12/14/04	2107
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Van, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Partnercap Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACOB GREEN STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF DAVIDSON

Partner Cap Securities, LLC

Signature:

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PARTNERCAP SECURITIES, LLC

Financial Statements

December 31, 2022

Partnercap Securities, LLC
Table of Contents
December 31, 2022

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Partnercap Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Partnercap Securities, LLC (a limited liability company) as of December 31, 2022, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Partnercap Securities, LLC as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Partnercap Securities LLC's management. Our responsibility is to express an opinion on Partnercap Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Partnercap Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital on page 11 has been subjected to audit procedures performed in conjunction with the audit of Partnercap Securities, LLC's financial statements. The supplemental information is the responsibility of Partnercap Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weinberg, Molé, Kratz & Goldberg, LLP

We have served as the Partnercap Securities, LLC's auditor since 2009.

Woodbury, New York
January 30, 2023

PARTNERCAP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash and cash equivalents	$	32,454
Receivable from client		3,250
Prepaid expenses and other		2,102
Total assets	$	37,806

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	12,195
Commission payable		2,600
Total liabilities	$	14,795
Commitments & contingencies - none		
Members' equity	$	23,011
Total liabilities and members' equity	$	37,806

PARTNERCAP SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2022

REVENUES		
Private placement introduction fees	$	222,825
Advisory fees		41,752
Research fees & other		21,000
Total revenues	$	285,577
EXPENSES		
Commission expense	$	178,448
Retainer expense		37,414
Research expense		15,000
Insurance		1,301
License and permits		7,399
Professional fees		10,500
General, administrative and other		25,831
Total expenses	$	275,893
Net income	$	9,684

The accompanying notes are an integral part of the financial statements.

PARTNERCAP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2022

Balance at January 1, 2022	$	18,832
Net income		9,684
Member distributions		(15,505)
Capital contribution		10,000
Balance at December 31, 2022	$	23,011

PARTNERCAP SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

For the Year Ended December 31, 2022

Balance at January 1, 2022	$	9,000
Subordinated borrowings repaid		(9,000)
Balance at December 31, 2022	$	-

PARTNERCAP SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 9,684
Adjustments to reconcile net income to net cash used in operating activities:	
None	-
Cash flow from changes in assets and liabilities:	
Decrease in receivables from clients and investment managers	159,638
Increase in prepaid expenses and other	(1,902)
Increase in accounts payable and accrued expenses	4,261
Decrease in commissions payable	(142,184)
Total adjustments	19,813
Net cash provided by operating activities	$ 29,497
CASH FLOWS FROM INVESTING ACTIVITIES	
None	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	$ 10,000
Distribution to members	(15,505)
Subordinated borrowings	(9,000)
Net cash used in financing activities	$ (14,505)
Net change in cash and cash equivalents	$ 14,992
Cash and cash equivalents at beginning of year	17,462
Cash and cash equivalents at end of year	$ 32,454
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Partnercap Securities, LLC ("the Company"), a Tennessee limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company is a securities broker-dealer. The Company enters into agreements to provide marketing and sales services to Investment Advisers ("Adviser") and Private Companies ("PC") whereby the Company agrees to find prospective investors for such Advisers and PCs. The Company may receive a fixed retainer for their marketing and sales efforts and may be reimbursed for certain related expenses. These agreements are generally terminable by either party with sufficient cause and notification. Revenue from these agreements are recognized ratably over the period in which the services are rendered. These fees are included in private placement introduction fees in the accompanying statement of operations.

In the event the Adviser contracts to provide investment management services to such prospects, the Company may earn a fee based on the management fees charged by the Adviser. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company and the Adviser. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and/or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through January 30, 2023, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

NOTE 2 – INCOME TAXES

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to federal income taxes. The Company is liable for state franchise and excise taxes which have been provided for.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $20,259 which was $14,259 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .73 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 6 – CREDIT AND OFF-BALANCE-SHEET RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include investment managers. In the event counter-parties do not fulfill their obligation, the Company may be exposed to risk. The risk of default primarily depends upon the credit worthiness of the counter-party. The Company periodically reviews the credit worthiness of each of the counter-parties. At times the Company may have cash balances that exceed FDIC insured limits. The Company does not hold any financial instruments with off-balance-sheet risk.

NOTE 7 – TRANSACTIONS WITH RELATED PARTIES

The Company pays commissions to registered representatives, including one of the members, based on the revenues generated by the respective registered representative. At December 31, 2022, the member registered representative was not owed any commissions earned and received but unpaid.

NOTE 8 – MAJOR CUSTOMER

During the year ended December 31, 2022, the Company earned fees from one relationship that resulted in approximately 73% of total revenues.

NOTE 9 – SUBORDINTATED BORROWINGS

During 2021 the Company entered into a subordinated loan agreement with a registered representative that has a working relationship with the Company. The loan had a scheduled maturity of August 5, 2022 at which time the $9,000 loan was fully payable with interest calculated at an annual rate of 8%.

Supplementary Information

PARTNERCAP SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2022

NET CAPITAL		
Total members' capital	$	23,011
Deduct members' capital not allowable for net capital		-
Total member's equity qualified for net capital	$	23,011
Deductions:		
Non-allowable assets	$	(2,752)
Net capital before haircuts on securities positions	$	20,259
Haircuts on securities		-
Net capital	$	20,259
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	12,195
Commission payable		2,600
Total aggregate indebtedness	$	14,795
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	986
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	986
Excess net capital	$	15,259
Net capital less greater of 10% of aggregsate indebtedness or 120% of minimum net capital	$	14,259
Ratio: Aggregate indebtedness to net capital		.73 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2022		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	20,259
No differences		-
Net capital per above	$	20,259

Partnercap Securities, LLC

Statement of Exemption From SEC Rule 15c3-3 Report

For the Year Ended December 31, 2022

Partnercap Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption for 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k) (2) (i).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2022 without exception.

I, John Van, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

PartnerCap Securities, LLC

By: ______________________

John Van, Member

Date: January 30, 2023

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Partnercap Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Partnercap Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:((2)(i)) (the "exemption provisions") and (2) Partner Capital Group, LLC stated that Partnercap Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2022 without exception. Partnercap Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Partnercap Securities, LLC' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
January 30, 2023

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com